INVINCIBLE
ENTERTAINMENT PARTNERS

AMENDED AND RESTATED OPERATING AGREEMENT OF
INVINCIBLE ENTERTAINMENT PARTNERS LLC

This Amended and Restated Operating Agreement (this "***Agreement***") of Invincible Entertainment Partners LLC, a Pennsylvania limited liability company (the "***Company***"), is made effective as of November 24, 2020 , by and among the Company, the persons identified as Members on Schedule I attached hereto, and each other Person that may become a party to this Agreement as provided for herein.

BACKGROUND

The Certificate of Organization (the "***Certificate***") was filed with the Department of State of the Commonwealth of Pennsylvania (the "***Department of State***") on May 1, 2014, pursuant to Chapter 89 of Title 15 of the Pennsylvania Consolidated Statutes; P.L. 703, No. 106, as amended by the Pennsylvania Uniform Limited Liability Company Act of 2016, codified at Title 15, Chapter 88, §§ 8811 et seq., as amended from time to time (the "***Act***").

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Members, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

All capitalized terms used and not otherwise defined in this Agreement have the respective meanings specified in Exhibit A attached hereto.

ARTICLE II
FORMATION AND NAME; OFFICE; PURPOSE; TERM

II.1 Formation. The Members have formed the Company under the Act for the purposes and upon the terms and conditions hereinafter set forth. The rights and liabilities of the Members shall be as provided in the Act, except as otherwise expressly provided herein. In the event of any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, the terms and conditions contained in this Agreement shall govern.

II.2 Name of the Company. The name of the Company is "Invincible Entertainment Partners LLC". The Company may also conduct business at the same time under one or more other fictitious names as permitted by applicable law if the Board of Managers determines that such is in the best interests of the Company.

II.3 Purpose. The Company may engage in any lawful business, purpose or activity in which a limited liability company may be engaged under the Act and all other applicable law, and shall possess and may exercise all powers, rights and privileges granted by the Act, any other

applicable law or by this Agreement, including incidental powers thereto. Except as specifically provided in this Agreement or as may be otherwise agreed between a Member and the Company, a Manager and any Member may engage in and/or possess interests in other business ventures of every nature and description, independently or with others, and the Company, the Managers and each Member shall not have any rights by virtue of this Agreement or the existence of this Company in or to said independent ventures or to the income or profits derived therefrom. Except as specifically provided herein, the fact that a Manager, a Member or his or her respective Affiliate is employed by, or owns, or is otherwise directly or indirectly interested in, or connected with, any Person, employed or retained by the Company to render or perform management, general contracting, mortgage placement, financing, brokerage or other services, or from whom the Company may buy merchandise or other property, borrow money, or arrange financing, shall not prohibit the Company from employing such Person or from otherwise dealing with him, her or it, and the Company, a Manager and each Member as such shall not have any rights in or to any income or profits derived therefrom.

II.4 Term. The Company was formed by the filing of the Certificate with the Department of State on May 1, 2014, and its existence shall continue in perpetuity unless and until terminated pursuant to this Agreement or the Act.

II.5 Principal Office. The Company's principal place of business shall be located at 712 Bethlehem Pike Flourtown PA 19031 or such other place determined from time to time by the Board of Managers. The Company may have such other business offices within or without the Commonwealth of Pennsylvania as determined from time to time by the Board of Managers.

II.6 Registered Office. The registered office of the Company in the Commonwealth of Pennsylvania shall be initially located at 712 Bethlehem Pike Flourtown PA 19031. The Company's registered place of business may be at any other place within the Commonwealth of Pennsylvania upon which the Board of Managers determines.

II.7 Members. The name, present mailing address and taxpayer identification number of each Member will be kept with the records of the Company maintained in accordance with Schedule I

ARTICLE III
MEMBERS; MEMBER INTERESTS

III.1 Members. Unless named in this Agreement, or unless admitted to the Company as a substituted or new Member as provided herein, no Person shall be considered a Member, and the Company need deal only with the Members so named and so admitted. The Company shall not be required to deal with any other Person by reason of any Transfer or by reason of the dissolution, death or Bankruptcy of a Member, except as otherwise provided in this Agreement.

III.2 Units. The Membership Interests of the Company shall be represented by Units. The Units are hereby delineated into and designated as two classes of Units: Common Units ("Unit" or "Units") and Supermajority Units ("Supermajority"). Common Units each hold voting rights on a one-to-one ratio wherein each Common Unit represents one vote. Supermajority Units each hold voting rights on a ten-to-one ratio wherein each Supermajority Unit represents ten (10)

votes. There shall be 20,000,000 Units authorized, 7,550,000 of which shall be Supermajority Units, and 12,450,000 shall be Common Units. Herein, and as set forth in Schedule I, only Thomas Ashley and BR-CFL LLC ("***BR***") hold Supermajority units, which shall remain unchanged unless a the Managers unanimously vote otherwise. Each Unit shall have the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions, if any, as set forth in this Agreement. The Company may, but is not required to, in the sole discretion of the Board of Managers, memorialize the issued and outstanding Units through written certificates in a form selected by the Board of Managers. The name, address, Capital Contribution, Unit allocation and Percentage Interest of each Member shall be as set forth on Schedule I attached hereto (the "***Members Schedule***"), as the same may be amended from time to time in accordance with this Agreement. Notwithstanding the foregoing, the Members Schedule is attached hereto for the reference of the Members and shall not be deemed conclusive evidence of the then-current information with respect to the Members. Notwithstanding anything contained in this Agreement, the authorization and issuance of additional equity to BR in accordance with and pursuant to Article IX of the Contribution Agreement entered into between BR and the Company of even date herewith shall be deemed approved by the Board and Members of this Agreement.

III.3 Units; Issuances of Additional Units.

III.3.1 *General*. Subject to Section 4.1.2 and Section 3.3.2, the Board of Managers may from time to time cause the Company to issue Units. Each Member shall be entitled to the number of votes equal to the number of Units held by such Member on any matter on which the Members shall be entitled to vote. Except as otherwise expressly provided herein or as required by applicable law, on any matter on which the Members shall be entitled to vote, the Members shall vote together with the Members of any other class entitled to vote on such matter as a single class. The Members shall have such other rights as are set forth in this Agreement.

III.3.2 *Issuance of Additional Securities*.

(a) Each Member shall have a preemptive right to subscribe for or to purchase his, her or its pro rata share of (i) any membership interests or equity securities of any class whatsoever which the Company may hereafter issue or sell, (ii) any obligations or securities which the Company may hereafter issue or sell which are convertible into or exchangeable for any equity securities of the Company of any class or (iii) any warrants, options or other rights which the Company may hereafter issue or sell that shall confer upon the holder thereof the right to subscribe for or purchase from the Company any of its equity securities of any class (collectively, "***Offered Securities***"); provided that such preemptive right shall not be applicable to: (A) the issuance of any Units as a distribution to holders of Units, or upon any subdivision or combination of Units, or in connection with Unit splits, recapitalizations and similar events; (B) the issuance of any Units upon conversion of convertible Units; (C) the issuance of equity compensation, (subject in either case to appropriate adjustment for splits, dividends, recapitalizations and similar events occurring after the date of this Agreement), issued or issuable to employees and consultants of the Company pursuant to any plan, agreement or arrangement approved by the Board of Managers; (D) the issuance of securities pursuant to the acquisition of another company by the Company by merger, purchase of all or substantially all of the assets or other reorganization, provided that such issuance is approved by the Board of Managers; (E) the issuance of securities pursuant to or in

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connection with any business partnering arrangement, joint venture or licensing arrangement, with a non-affiliate; (F) the issuance of securities in connection with an unaffiliated equipment lease, financing or bank or other institutional debt arrangement into which the Company may enter, each as approved by the Board of Managers and for purposes other than an equity financing; (G) the issuance of securities by the Company in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act; or (H) any other arrangement approved by the Board of Managers.

III.3.3 In the event that the Board of Managers decides that the Company shall issue and sell Offered Securities, it shall give written notice of such determination to the Members (the "***Funding Notice***"). Each Funding Notice shall state (a) the aggregate amount of additional funds determined by the Board of Managers to be raised by the Company (the "***Additional Funding Amount***"), (b) the purpose or purposes for which such funds are to be used, (c) each Member's pro rata share of the Additional Funding Amount, based on such Member's fully diluted Percentage Interest, (d) the purchase price per Unit and (e) such other reasonable terms and conditions with respect to such additional financing (including the manner in which, and time by which, the Members are to notify the Board of Managers of their decision to participate in such financing, which shall not be less than ten (10) days from the receipt of the Funding Notice) that the Board of Managers determines to be appropriate. Any such additional funding from the Members under this Section 3.3 shall be conducted in the manner provided, and shall otherwise be governed, by the applicable Funding Notice and as is otherwise provided in this Agreement.

III.3.4 Each Member shall have the right, but not the obligation, to participate in any additional financing of the Company under this Section 3.3, to the extent of that Member's pro rata share of the Additional Funding Amount, by complying with the terms and conditions of the applicable Funding Notice. To the extent that any Member elects not to participate in the additional financing, such Member's Percentage Interest shall be diluted based on the number of Units issued in such additional financing.

III.3.5 *Phantom Equity*. Notwithstanding anything herein to the contrary, the Members hereby acknowledge and agree that the Board of Managers shall be authorized to adopt and administer a phantom equity plan or other similar incentive compensation arrangement by which one or more employees, contractors or other service providers identified by the Board of Managers may be awarded an interest in participating in the economic value of a sale transaction to the extent represented by the economic equivalent of Units. For the avoidance of doubt, any such awards shall neither constitute a membership or other equity or ownership interest in the Company nor provide any recipient thereof with any rights as a member of the Company.

III.4 Voting; Authority. Except as otherwise stated in this Agreement or required under the Act, the Members (other than any Member serving as a Manager or employee of the Company) shall not take any part in the day-to-day management or conduct of the business of the Company, nor shall such Members have any right or authority to act for or bind the Company. Where Members are entitled to vote on or consent to specific matters set forth in this Agreement or as required in the Act, consent requires a Majority Interest unless a greater percentage is otherwise specified.

III.5 Absence of Liability; Indemnification. Except as expressly provided under the Act, the Members shall have no personal liability for the losses, debts, claims, expenses, judgments, penalties or encumbrances of or against the Company or its property. The Company shall indemnify, defend and hold harmless each Member, its Affiliates and their respective stockholders, officers, directors, employees and agents from and against any and all actions, proceedings, claims, demands, losses, damages, costs and expenses (including legal and professional fees and expenses arising therefrom or incidental thereto) that may be made or brought against or directly or indirectly suffered or incurred by such Member, its Affiliates or their respective stockholders, officers, directors, employees and agents by reason of any authorized act or omission performed or omitted in good faith on behalf of the Company by such Member, its Affiliates or their respective stockholders, officers, directors, employees or agents. The foregoing indemnities shall not be made if a judgment or other final adjudication adverse to the Member, its Affiliates or their respective stockholders, officers, directors, employees and agents establishes that such acts or omissions were (i) not authorized by the Company, (ii) performed or omitted in bad faith, or (iii) the result of gross negligence, intentional misconduct or a knowing violation of applicable law or this Agreement, or that the Member, its Affiliates or their respective stockholders, officers, directors, employees and agents personally gained in fact a financial profit or other advantage to which they were not legally entitled.

III.6 No Meetings of the Members. Except as otherwise stated in this Agreement or required under the Act, there shall be no required meetings of the Members.

III.7 Action Without Meeting. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting, without prior notice and without a vote, if Members holding Units sufficient to authorize such action at a meeting at which all of the Members entitled to vote thereon were present and voted consent thereto in writing as provided herein. Such consents shall be delivered to the Board of Managers by hand or by certified or registered mail, return receipt requested, or by nationally recognized overnight courier service, for filing with the Company records. Action taken under this Section 3.7 shall be effective when all necessary Members have signed a consent unless the consent specifies a different effective date.

III.8 Provision of Services; Payment of Expenses. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless pursuant to a contract with the Company, or unless otherwise approved by the Board of Managers, no Member shall be entitled to compensation for services performed for the Company, reimbursement for expenses incurred or advances of funds made in the Member's capacity as a Member; *provided*, *however*, that a Member or its Affiliate who is also a Manager, consultant or employee of the Company is entitled to the compensation for his, her or its services rendered to the Company as determined by the Board of Managers.

III.9 Additional Members.

III.9.1 Additional Persons may be admitted as Members of the Company in compliance with the terms of this Agreement. The Capital Contribution of any additional Member and the Membership Interest to be received in exchange therefor shall be as determined by the Board of Managers and approved by the Members. The Percentage Interests of all other Members

shall be reduced to reflect the Percentage Interest granted to the additional Member (ratably based on the relative Percentage Interests immediately prior to the admission of the additional Member). In connection with the issuance of additional Membership Interests, the Board of Managers shall specify the number of Units to be allocated to the holder of the additional Membership Interests and shall cause the Members Schedule to be amended to reflect the issuance of such additional Membership Interests, the admission of any additional Members and the adjustment of the Percentage Interests of all Members. Any additional Member shall execute an agreement agreeing to be bound by the terms and conditions of this Agreement, with such amendments as the Members may deem necessary or desirable to reflect such event. When any Person is admitted as a Member or ceases to be a Member, the Board of Managers shall prepare a revised version of the Members Schedule and distribute it to all Members.

III.9.2 When a new Member is admitted to the Company, the Board of Managers shall cause the Capital Accounts of the existing Members to be revalued in accordance with the Regulations to reflect the fair market value of the assets of the Company as of the date of such new Member's admission to the Company. For administrative convenience, unless the Board of Managers determines otherwise, such adjustment will reflect the fair market value of the assets of the Company as of the close of the previous tax year.

III.10 Loans and Other Business Transactions. Any Member may, at any time, make a loan to the Company in any amount and on those terms upon which the Board of Managers and such Member agree. Members may also transact other business with the Company with the approval of the Board of Managers and, in doing so, they shall have the same rights and be subject to the same obligations arising out of any such business transaction as would be enjoyed by and imposed upon any Person, not a Member, engaged in a similar business transaction with the Company. Notwithstanding this Section III.10, any transaction between a Member and the Company shall be subject to the following approvals: any transaction between Thomas Ashley and the Company shall be subject to the approval of the BR Managers, and any transaction between Thomas Beers, Stephen Lehman, and/or BR, on the one hand, and the Company, on the other hand, shall be subject to the approval of the Invincible Managers.

III.11 Confidentiality. By virtue of being a Member of the Company, a Member may, from time to time, receive Confidential Information (as hereinafter defined) about the Company or its Affiliates. Each Member agrees to take all reasonable steps to prevent disclosure of Confidential Information and not use any Confidential Information, except as may be necessary for the limited purposes set forth in this Agreement or as the Board of Managers may otherwise consent; *provided* that no provision of this Agreement shall be construed to preclude such disclosure of Confidential Information as may be required by court order. In the case that Confidential Information shall be required by court order, the affected Member shall give written notice to the Board of Managers prior to making such disclosure and shall reasonably cooperate with the Company in limiting any disclosure to the least extent necessary to comply with the court order. For purposes of this Agreement, "***Confidential Information***" means all information pertaining to the business, products, services or technology of the Company or its Affiliates that is identified in writing as confidential or is identified orally as confidential at the time of disclosure, or which by its context is understood to be confidential; *provided* that Confidential Information shall not include any information that (i) is in the public domain at the time of disclosure or enters

the public domain following disclosure through no fault of the Member, (ii) the Member can demonstrate as already in its possession prior to disclosure hereunder or is subsequently disclosed to the Member with no obligation of confidentiality by a third party having the right to disclose it or (iii) is independently developed by the Member without use of or reference to the Company's or its Affiliates' Confidential Information.

III.12 Intellectual Property Rights.

III.12.1 Company Developments. All works of authorship, documentation, visual or audio materials, editing techniques, designs, inventions, modifications, discoveries, developments, improvements, processes, formulae, data, techniques, know-how, secrets or intellectual property rights or any interest therein (collectively, the "***Developments***") made by any Member (whether in his, her or its capacity as a Member, Manager, officer or otherwise), either alone or in conjunction with others, at any place or at any time during which such Member is a Member (or otherwise acting on behalf of the Company), whether or not reduced to writing or practice during such period, which result, in whole or in part, from (i) any services performed directly or indirectly for the Company by such Member (whether in his, her or its capacity as a Member, Manager, officer or otherwise) or (ii) such Member's use of the Company's time, equipment, supplies, facilities or information for such services (collectively, the "***Company Developments***") shall be and hereby are the exclusive property of the Company, without any further compensation to such Member. Each Member hereby irrevocably transfers, assigns, and conveys to the Company and its successors and assigns, and the Company hereby accepts, all right, title and interest throughout the world in and to the Company Developments, without any further compensation to such Member. In addition, without limiting the generality of the foregoing, all Company Developments which are copyrightable work by such Member are intended to be "work made for hire" as defined in Section 81 of the Copyright Act of 1976, as amended, and shall be and hereby are the property of the Company. Notwithstanding this Section III.12.1, any Developments made in connection with the Co-Founders Lab division of BR shall be excluded from this Section III.12.1, shall not be owned by the Company and shall be owned exclusively by BR.

III.12.2 Assignment. Each Member shall promptly disclose any Company Developments to the Company. If any Company Development is not the property of the Company by operation of law, this Agreement or otherwise, such Member will, and hereby does, without further consideration, assign to the Company all right, title and interest in such Company Development and will reasonably assist the Company and its nominees in every way, at the Company's expense, to secure, maintain and defend the Company's rights in such Company Development. Such Member shall sign all instruments necessary for the filing and prosecution of any applications for, or extension or renewals of, letters patent (or other intellectual property registrations or filings) of the United States or any foreign country which the Company desires to file. Such Member hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as such Member's agent and attorney-in-fact (which designation and appointment shall be deemed coupled with an interest and shall survive such Member's death or incapacity), to act for and in such Member's behalf to execute and file any such applications, extensions or renewals and to do all other lawfully permitted acts to further the prosecution and

issuance of such letters patent or other intellectual property registrations or filings, or such other similar documents, with the same legal force and effect as if executed by such Member.

III.12.3 Further Assurances; Power of Attorney. Each Member shall take all actions as may be reasonably necessary or appropriate to consummate the transactions or otherwise perform the obligations contemplated by this Agreement, including, without limitation, executing and delivering such additional agreements, certificates, instruments and other documents as may be deemed necessary or appropriate.

ARTICLE IV
MANAGEMENT

IV.1 Powers of the Board of Managers.

IV.1.1 Except as otherwise provided in this Agreement, each Manager of the Board of Managers shall have full power and authority, subject in all cases to the requirements of applicable law, to manage the business and affairs of the Company for the purposes herein stated, to make all decisions affecting such business and affairs and to do all things which such Manager deems necessary or desirable in connection with the conduct of the business and affairs of the Company, including, without limitation, the full power to (or to vote the interest of the Company to):

(a) sell, transfer, assign, convey, exchange, lease, sublease, mortgage or otherwise dispose of or deal with assets of the Company in the ordinary course of business;

(b) perform, or cause to be performed, all of the Company's obligations under any agreement to which the Company is a party, including this Agreement;

(c) execute and deliver such agreements, contracts and other documents on behalf of the Company in the ordinary course of the Company's business as the Manager may deem necessary or desirable for the Company's business;

(d) hire and fire such employees or contractors of the Company as the Manager shall deem necessary;

(e) delegate day to day responsibilities of management of the business;

(f) employ such accountants, attorneys, consultants or other persons as shall be necessary for the proper operation of the Company, including the power to replace any of the foregoing;

(g) open and maintain bank accounts for the Company's funds; and

(h) do any act that is necessary or desirable to carry out any of the foregoing.

IV.1.2 Notwithstanding anything to the contrary contained in this Agreement or the Act, the Board of Managers shall not have authority without first obtaining written approval of all of the Board of Managers to:

(a) sell, convey, or otherwise dispose of all or substantially all of the Company's property or business or merge the Company or consolidate with any other Person or effect any transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of (each, a "***Sale Transaction***");

(b) in any manner, alter or change the rights, preferences or privileges of any of the Membership Interests so as to affect adversely such Membership Interests;

(c) grant, issue or authorize the grant or issuance of, any additional Membership Interests in the Company including any security convertible into or exercisable for any additional Membership Interests in the Company or admit new Members to the Company, other than pursuant to the terms of this Agreement;

(d) fix the number of Managers at greater or less than five (5);

(e) effect a reclassification or recapitalization of the outstanding equity of the Company or a conversion of the Company to a corporation;

(f) amend, alter or repeal any provision of the Certificate or this Agreement (including any amendment to and/or restatement of this Agreement);

(g) authorize or permit any acquisition by the Company in a single transaction or series of related transactions of any business, asset or investment outside of the ordinary course of the Company's business and with a value in excess of $1,000,000 (measured by the fair market value at the date of such acquisition);

(h) incur, or agree to incur, on behalf of the Company, outside of the ordinary course of the Company's business and with a value in excess of $1,000,000, any indebtedness for borrowed money (including capitalized lease obligations), or any contractual obligation or authorize or permit the Company to guarantee any indebtedness for borrowed money of any third party;

(i) cause or permit the Company to enter into a business that is not consistent with the purposes of the Company as set forth in this Agreement;

(j) make any loans to third parties;

(k) commence any action or proceeding seeking liquidation, dissolution, reorganization or other relief of or for the Company under any bankruptcy, insolvency or other similar law or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official for the Company or any substantial part of the assets of the Company; or fail to contest any such involuntary action commenced by a third party against the Company;

(l) settle, or authorize the settlement of, any claim or series of related claims against the Company; or

(m) any action outside the ordinary course of the business.

IV.2 Number and Term of Office of Managers; Tenure; Qualifications; Resignation of Managers, Removal of Managers and Election of New Managers.

IV.2.1 *Number, Election*. The number of Managers comprising the Board of Managers shall consist of five (5) Persons, three (3) of whom shall be designated by Thomas Ashley (the "***Invincible Managers***"), and two (2) of whom shall be designated by BR (the "**BR Managers**"). The initial Managers shall be Thomas Ashley, Stephen Lehman, Thomas Beers, and two (2) other Managers designated by Thomas Ashley. So long as a Member or his Permitted Transferee continues to own at least a ten percent (10%) Percentage Interest, each Member or his Permitted Transferee shall have the right to appoint one Manager to the Board of Managers, subject to the written approval of the other Managers, such consent not to be unreasonably withheld, conditioned or delayed. In the event a Founder or his Permitted Transferee owns less than a ten percent (10%) Percentage Interest, the right of such Founder or his Permitted Transferee to appoint a Manager to the Board of Managers shall instead be afforded to the Members holding a majority of the Percentage Interest.

IV.2.2 *Tenure*. Each Manager shall hold office until his successor shall have been elected and qualified or until his death, resignation or removal as provided herein.

IV.2.3 *Qualifications of Managers*. A Manager need not be a Member or a resident of the Commonwealth of Pennsylvania.

IV.2.4 *Resignation of a Manager*. A Manager may resign as a Manager of the Company at any time upon reasonable notice to the Company.

IV.2.5 *Removal of a Manager*. A Manager may be removed by action of the Member(s) entitled to elect such Manager, with or without cause, at any time upon written notice to such Manager. Notwithstanding the foregoing, the elimination of Thomas Ashley as a Manager requires the consent of all of the Managers except for Thomas Ashley.

IV.2.6 *Election of New Manager*. In the event of the resignation, removal, death or permanent disability of a Manager, the Member(s) entitled to elect such Manager shall promptly elect a replacement Manager, subject to the terms of Section 4.2.1.

IV.3 Standard of Care. No Member or Manager of the Company shall be personally liable, responsible or accountable in damages or otherwise to the Company or to any other Person because of any act or failure to act, except to the extent the Person's actions constitute willful misconduct or recklessness.

IV.4 Officers; Delegation and Duties. The Company may have such officers as shall be necessary or desirable to conduct its business as determined by the Board of Managers. The Board of Managers may appoint a Member or other Person to serve as an officer of the Company. The Board of Managers may assign titles to the officers it appoints. Unless the Board of Managers decides otherwise, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the Board of Managers. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Board of Managers.

IV.5 Limitation of Liability. Notwithstanding anything contained herein to the contrary, to the fullest extent permitted by applicable law, no Manager shall have any liability to the Company by reason of being or having been a Manager, *provided* that this Section 4.5 shall not limit a Manager's liability if an adverse judgment or other final adjudication establishes that the Manager's acts or omissions were in bad faith or involved intentional misconduct, or the Manager gained financial or other advantages to which the Manager was not entitled. In performing the Manager's duties, a Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements, in each case prepared or presented by the agents or employees of the Company, or counsel, public accountants or other Persons, as to matters that a Manager believes to be within their respective professional or expert competence.

IV.6 Manager Has No Exclusive Duty to Company. No Manager shall be required to manage the Company as such Manager's sole and exclusive function, and a Manager may have other business interests and may engage in other activities in addition to those relating to the Company, *provided* that, with respect to Thomas Ashley, such activities are not competitive with the activities of the Company, unless otherwise agreed to by all of the other Managers. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in other investments or activities of a Manager or in the income or proceeds derived therefrom.

IV.7 Indemnification. The Company shall indemnify, defend and hold harmless a Manager for any act performed by such Manager within the scope of the authority conferred upon such Manager by this Agreement from and against any and all claims and demands, except in the case of action or failure to act by such Manager which constitutes willful misconduct, bad faith, gross negligence or an intentional violation of law. The indemnification provided by this Section 4.7 shall not be deemed exclusive of any other rights to which those indemnified or others may be entitled under any agreement. Any indemnification provided by the Company shall inure to the benefit of the heirs, executors, administrators, successors and assigns of the Person entitled to indemnification. Any repeal or modification of this Section 4.7 shall not adversely affect any right or protection of the Person entitled to indemnification hereunder at the time of such repeal or modification. Notwithstanding the foregoing, any indemnity under this Section 4.7 shall be provided out of and to the extent of Company assets only, and no Member shall have any personal liability on account thereof beyond the Member's Capital Contribution.

IV.8 Meetings of the Managers. There shall be four (4) required meetings of the Managers per year. Managers may attend the Meetings in-person, by video or phone, at Members

option. There shall be at least four (4) Managers in attendance at the each meeting to constitute a quorum. In the event only four (4) Managers attend a meeting, and the vote for a given decision is tied at 2 to 2 votes, the tie-breaking vote shall be made by Thomas Ashley. Unless otherwise set forth in this Agreement, a majority of the Managers attending the meeting shall be required to authorize a Board decision.

IV.9 Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Managers may be taken without a meeting, without prior notice and without a vote, if all of the Managers consent thereto in writing as provided herein.

IV.10 Expenses. The Company shall reimburse expenses incurred by the Managers in their capacity as Managers of the Company. Any and all such expenses must be pre-approved by the majority of Managers.

ARTICLE V
CAPITAL; CAPITAL ACCOUNTS

V.1 Capital Contributions; Capital Account Balances. The Board of Managers shall be responsible for maintaining accurate Company records, including the names, addresses, Capital Contributions, Capital Account balances, Unit allocation and Percentage Interests of the Members. As of the date hereof, the Members' respective Capital Contributions and Percentage Interests in the Company are set forth on the Members Schedule.

V.2 No Additional Capital Contributions Required. Except for their respective initial Capital Contributions to the Company, no Member shall be required to make any Capital Contributions to the Company or be obligated or required under any circumstances to restore any negative balance in his, her or its Capital Account, whether upon the liquidation of the Company or otherwise. To the extent any additional Capital Contributions are not made in accordance with their respective Percentage Interests, then the Members' Percentage Interests shall be adjusted in such amounts as determined by the Board of Managers.

V.3 No Interest On Capital Contributions. Members shall not be paid interest with respect to Capital Contributions.

V.4 Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to receive the return of any Capital Contribution upon withdrawal from the Company.

V.5 Capital Accounts. A separate Capital Account shall be maintained for each Member.

ARTICLE VI
PROFIT, LOSS AND DISTRIBUTIONS

VI.1 Tax Distributions.

VI.1.1 For each Allocation Year, the Board of Managers shall cause the Company to distribute to each Member, with respect to such Allocation Year, Excess Cash Flow in an amount equal to such Member's Presumed Tax Liability for such Allocation Year (a "***Tax Distribution***").

VI.1.2 All amounts distributed to a Member with respect to any Allocation Year pursuant to this Section 6.1 shall be reduced by any distributions made pursuant to Section 6.2.1(b) for such Allocation Year or prior to the expiration of the ninety (90) day period following the end of such Allocation Year.

VI.1.3 Any amount distributed pursuant to this Section 6.1 will be deemed to be an advance distribution of amounts otherwise distributable to the Members pursuant to Section 6.2.1(b) and will reduce the amounts that would subsequently otherwise be distributable to the Members pursuant to Section 6.2.1(b) in the order such amounts would have otherwise been distributable.

VI.1.4 The Company may distribute Tax Distributions in quarterly installments on an estimated basis prior to the end of an Allocation Year, but if the amounts distributed by the Company as estimated quarterly Tax Distributions exceed the greater of (i) the amount of Tax Distributions to which such Member is entitled for such Allocation Year or (ii) the total amount of other distributions to which such Member is entitled in such Allocation Year, then the Member shall, within fifteen (15) days after the tax return for such Allocation Year is filed, return such excess to the Company and such excess will be treated as a distribution to such Member pursuant to Section 6.2.1(b) until it is returned (or if for any reason such excess is not returned, then such excess will be set off against any future distributions to which such Member otherwise would have been entitled pursuant to Section 6.2.1(b)).

VI.1.5 The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Members, and to pay over to any federal, state and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law or any foreign law, and shall allocate any such amounts to the Members with respect to which such amount was withheld. All amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 6.1.5 for all purposes under this Agreement and shall be treated as a Tax Distribution for the purpose of Section 6.1.1.

VI.1.6 Upon written notice to the Company, a Member may waive the right to receive all or any portion of a Tax Distribution to which it would otherwise be entitled pursuant to this Section 6.1.

VI.2 Distributions of Excess Cash Flow. In the event of Excess Cash Flow, including distributions made as a result of a Sale Transaction, distributions shall be made to the Members pro rata in accordance with the Members' respective Percentage Interests. Allocation of Profit or Loss.

VI.3 Allocations of Profit and Loss.

VI.3.1 *Allocation of Profit*. After giving effect to the special allocations set forth in Section 6.4, for any Allocation Year of the Company, Profit shall be allocated to the Members in proportion to their Percentage Interests.

VI.3.2 *Allocation of Loss*. After giving effect to the special allocations set forth in Section 6.4, for any Allocation Year of the Company, Losses shall be allocated in the following order and priority:

(a) First, to the Members in proportion to and up to the amount of their positive Capital Account balances; and

(b) Thereafter, to the Members in proportion to their Percentage Interests.

VI.4 Regulatory Allocations.

VI.4.1 *Impermissible Deficits and Qualified Income Offset*. No Member shall be allocated Losses or deductions if the allocation causes the Member to have an Adjusted Capital Account Deficit; instead, such items shall be allocated to the other Members in proportion to their respective Percentage Interests. If a Member for any reason (whether or not expected) receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member, before any other allocation is made of Company items for that taxable year (other than an allocation under Section 6.4.2), in the amount and in proportions required to eliminate the excess as quickly as possible; *provided*, *however*, that an allocation pursuant to this Section 6.4.1 shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement had been tentatively made as if this sentence was not contained in this Agreement. This Section 6.4.1 is intended to comply with, and shall be interpreted consistently with, the "alternate test for economic effect" and "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

VI.4.2 *Minimum Gain Chargebacks*. In order to comply with the "minimum gain chargeback" requirements of Regulations Sections 1.704-2(f)(1) and 1.704-2(i)(4), and notwithstanding any other provision of this Agreement to the contrary, in the event there is a net decrease in a Member's share of Minimum Gain and/or Member Nonrecourse Debt Minimum Gain during a Company taxable year, such Member shall be allocated items of income and gain for that year (and if necessary, other years) as required by and in accordance with Regulations Sections 1.704-2(f)(1) and 1.704-2(i)(4) before any other allocation is made. It is the intent of the parties hereto that any allocation pursuant to this Section 6.4.2 shall constitute a "minimum gain chargeback" and a "member nonrecourse debt minimum gain chargeback" under Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

VI.4.3 *Contributed Property; Book-Ups*. In accordance with Code Section 704(c) and the Regulations thereunder, including Regulations Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted under Regulations Section 1.704-1(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to the asset shall take into account any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder. The Members agree to use the traditional method with curative allocations, as described in Regulations Section 1.704-3(c), for making Code Section 704(c) allocations.

VI.4.4 *Code Section 754 Adjustment*. The Board of Managers may elect, pursuant to Section 754 of the Code, to adjust the basis of the Company's property as permitted by Code Section 734(b) and Code Section 743(b). To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of his or her Membership Interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their Percentage Interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

VI.4.5 *Nonrecourse Deductions*. Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Members in proportion to their Percentage Interests.

VI.4.6 *Member Nonrecourse Deductions*. Any Member Nonrecourse Deductions for any taxable year or other period shall be specially allocated to the Member who bears the risk of loss with respect to the loan to which the Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i).

VI.4.7 *Withholding*. All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state, local or foreign tax law shall be treated as amounts actually distributed to the affected Members for all purposes under this Agreement.

VI.5 Liquidation and Dissolution.

VI.5.1 Upon liquidation of the Company, the assets of the Company shall be distributed to the Members in accordance with the positive balances of their respective Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods.

Distributions to the Members pursuant to this Section 6.5.1 shall be made in accordance with Regulations Section 1.704-1(b)(2)(ii)(b)(2).

VI.5.2 No Member shall be obligated to restore a Negative Capital Account; *provided*, *however*, to the extent that such Member has received a distribution in error or otherwise in violation of this Agreement or the Act, regardless of whether such Member had knowledge of such error or violation, such Member promptly shall return such distribution to the Company.

VI.6 General.

VI.6.1 Except as otherwise provided for in this Agreement, the timing and amount of all distributions shall be determined by the Board of Managers in its sole discretion. If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their fair market value, and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled. Unless the Board of Managers otherwise determines, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Board of Managers. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 6.3 and shall be properly credited or charged to the Capital Accounts of the Members prior to the distribution of the assets in liquidation pursuant to Section 6.5.

VI.6.2 All Profit and Loss shall be allocated and all distributions shall be made to the Members shown on the records of the Company to have been Members as of the last day of the Allocation Year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's Allocation Year is separated into segments, or if there is a Transfer during the taxable year, the Profit and Loss shall be allocated between the original Member and the successor Transferee on the basis of the number of days each was a holder of a Membership Interest of the Company during the Allocation Year.

VI.6.3 The Members may, upon the advice of the Company's tax counsel, amend this Article VI to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

VI.6.4 Solely for purposes of determining a Member's proportionate share of "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), each Member's interest in Company profits shall be based on its respective Percentage Interest.

VI.6.5 The Members are aware of the income tax consequences of this Article VI and agree to be bound by these provisions in reporting their shares of Profit, Losses, and other items for federal and state income tax purposes.

VI.6.6 No distributions shall be paid to a Member unless, after giving effect thereto, (i) the assets of the Company exceed the Company's liabilities or (ii) the Company would be able to pay its debt as they become due in the ordinary course of business.

ARTICLE VII
TRANSFERABILITY OF MEMBER INTERESTS

VII.1 Restrictions on Transfer of Membership Interests. Except with respect to Section 7.3.3, nothing containedin this Article VII shall apply to any Member holding less than Ten Percent (10%) of the Member Interest in the Company. For the sake of clarity, other than Section 7.3.3, the below provisions of Article VII only pertain to any Member who holds more than Ten Percent (10%) of the Member Interest in the Company. Except for Transfers to Permitted Transferees in accordance with Section 7.6, no Member shall sell, transfer or otherwise dispose of any Membership Interest held by such Member without compliance with Section 7.3, and all Transfers shall be in full compliance with this Article VII. The term "sell," "transfer" or "otherwise dispose," with respect to any interest in the Company, means any voluntary action intended to create an interest in, or change the ownership of, any Membership Interest, or having the same effect, including but not limited to any sale, gift or exchange. However, such term does not include any sale, transfer or other disposition by the Company of any of its assets or any merger or consolidation of the Company with any other entity, whether or not as a result of such transaction any Membership Interest shall be converted into or become exchangeable for other securities of the Company or any other Person.

VII.2 Buy-Out Rights.

VII.2.1 *Option to Purchase*. Upon the occurrence of any of the following events affecting or relating to any Member, such Member causing any of the following events shall give prompt written notice to the Company of the event, and upon receipt of such notice, or upon the Company receiving actual knowledge of any of the following events in the absence of such notice from the Member, the Company shall have the option to purchase all or a portion of the Membership Interest held by such Member at such time in accordance with this Section 7.2:

(a) a Member shall propose to pledge or otherwise encumber any Membership Interest held by such Member;

(b) the employment or engagement of a Member as a Service Provider shall be terminated by the Company or by such Member; provided that this clause (b) shall not apply to services provided by Thomas Ashley, Thomas Beers or Stephen Lehman;

(c) a Member shall purport to transfer any Membership Interest held by such Member in violation of this Agreement, by operation of law (including by property settlement or divorce decree) or otherwise;

(d) the Membership Interest held by a Member shall be attached, levied upon or executed against in connection with the enforcement of any lien or encumbrance or otherwise be transferred by operation of law;

VII.2.2 *Exercise of Option; Purchase Price.* The Company's option pursuant to Section 7.2.1 may be exercised by the Company at any time within sixty (60) days after the date on which the Company shall have received written notice or actual knowledge that such an event shall have occurred. The Member and the Company shall negotiate a mutually acceptable purchase price for the Member's Membership Interest, *provided*, *however*, that, if the Member and the Company cannot mutually agree to a purchase price within thirty (30) days of the Company's election to exercise its option pursuant to Section 7.2.1, the purchase price shall be determined by a reputable third party appraiser selected by the Member and the Company that is preferably experienced in valuing companies that provide services similar to that of the Company; provided that the cost of such appraisal shall be borne fifty percent (50%) by the Company and fifty percent (50%) by such Member. Notwithstanding the foregoing, in no event shall the purchase price for the Member's Membership Interest exceed twenty-five (25%) of the Company's net income for the Allocation Year plus interest expenses, federal, state, local and foreign income taxes, Depreciation and amortization expense deducted in determining net income for the Allocation Year. In the event that this Section 7.2 is triggered as a result of the intentional misconduct or a knowing violation of applicable law or this Agreement by the Member or the termination of the Member as a Service Provider for Cause, the purchase price shall be reduced by fifty percent (50%).

VII.2.3 *Rights of Member.* If the Company shall not have determined to exercise such option in full within the period mentioned in Section 7.2.2, the Member or the assignee of or successor to the Member, as the case may be, effective as of the occurrence of any of the events set forth in Section 7.2.1 and unless and until such Person is admitted as a Member, (i) shall be and remain a mere interest holder in the Company, shall not be entitled to any of the rights granted to a Member hereunder or under the Act, other than the right to receive all or part of the share of Profits, Losses and distributions to which the assignor or predecessor would otherwise have been entitled, and (ii) shall not have any right to vote on matters coming before the Members, participate in management of the Company, act as an agent of the Company, attend meetings of the Members, inspect Company books and records, have access to any other information of the Company (except to the extent necessary to prepare the Person's state and federal income tax returns) or demand an accounting with respect to the Company.

VII.2.4 *Rights of Transferees Pending the Exercise or Expiration of Options.* If any Membership Interest shall be transferred in a transaction or by reason of an event which gives rise to an option exercisable by the Company to purchase such Membership Interest, the transferee thereof shall not be entitled to vote such Membership Interest or otherwise to exercise any of the rights of a registered holder thereof until the time shall have expired (i) for the exercise of such option or (ii) if such option shall be exercised, for the completion of settlement of such purchase, in each case (i) and (ii), subject to the terms of Section 7.6.

VII.2.5 *Settlement for Purchase of Membership Interest.* Settlement for any purchase of Membership Interests pursuant to this Section 7.2 shall take place at the principal office of the Company within sixty (60) days after such option shall have been duly exercised.

VII.2.6 *Payment of the Purchase Price.*

(a) At the settlement for the purchase of a Membership Interest pursuant to this Section 7.2, the purchase price may be paid by the Company, at its option, over a period reasonably determined by the Company to permit for the continued solvency of the Company (with such period in no event to exceed 10 years), in equal consecutive quarterly installments, with the first such installment due on the date that is three months after such closing, with interest to accrue from and including the closing date on the unpaid balance at an annual rate equal to three percent (3%), fixed on the date of closing for the entire period, with interest to accrue from and including the settlement date on the unpaid balance at such rate. The obligation of the Company to pay such balance of the purchase price shall be evidenced by a promissory note, issued by the Company and payable to the order of the Member whose Membership Interest is so purchased (or to the estate of such Member, if deceased), on the foregoing terms.

(b) Notwithstanding anything herein to the contrary, if the Company is the beneficiary of any insurance on the life of a deceased Member, then the Company, in the reduction of the purchase price, shall pay to the deceased Member's estate, in cash or immediately available funds at the time of receipt of the proceeds, the proceeds of that insurance which the Company receives to the extent of the purchase price. Any balance due shall be paid pursuant to the provisions of Section 7.2.6(a).

VII.3 Right of First Offer; Right of First Refusal and Drag Along Rights.

VII.3.1 *Right of First Offer*. If at any time any Member desires to transfer some or all of its Membership Interest (for purposes of this Section 7.3, such person shall be referred to as a "***Selling Member***"), such Selling Member may offer such Membership Interest to the Company, without first obtaining an offer from a third party as provided in Section 7.3.2 hereof, by giving the Company written notice of such offer (the "***Company Notice***"). The Company Notice shall state the percentage of the Selling Member's Membership Interest for sale and the price sought by the Selling Member for his Membership Interest. The Company, within thirty (30) days of receipt of the Company Notice, may (a) purchase the Membership Interest on the terms and conditions set forth in the Company Notice or (b) have negotiated in good faith with the Selling Member acceptable terms for the purchase and sale of the Selling Member's Membership Interest, in which case the Company and the Selling Member shall close the purchase of the Selling Member's Membership Interest within forty-five (45) days following the Company's receipt of the Company Notice, or the Company may decline to purchase the Membership Interest. If the Company declines to purchase the Selling Member's Membership Interest or (a) or (b) above do not occur within the specified time periods, then the Selling Member may offer, in writing, the Selling Member's Membership Interest to the other Members, on a pro rata basis, on the same terms and conditions set forth in the Company Notice (such notice, the "***Second Notice***"). The Members desiring to purchase their pro rata share of the Membership Interest shall, within thirty (30) days following their receipt of the Second Notice, agree to purchase their share of the Membership Interest on the terms set forth in the Second Notice or negotiate a mutually acceptable purchase price no lower than the last price offered to the Company (the "***Floor Price***"), unless the Board of Managers, excluding any Manager that is an Affiliate of the Selling Member, otherwise consents to a price less than the Floor Price. In the event the purchasing Members cannot agree on a price that is at least equal to the Floor Price, the highest price any Member is willing to pay for the Membership Interest that is equal to or in excess of the Floor Price shall be the purchase

price, unless the Board of Managers, excluding any Manager that is an Affiliate of the Selling Member, otherwise consents to a price less than the Floor Price. The Selling Member shall communicate the agreed-upon price to all Members who shall then have thirty (30) days in which to purchase their pro rata share of the Membership Interest on the same terms and conditions as each other purchasing Member. In the event less than all of the Members purchase their pro rata share of the Selling Member's Membership Interest, those purchasing Members may purchase their pro rata share of the remainder until the entire Membership Interest is accounted for. If the Selling Member's Membership Interest, or any portion thereof, is not purchased pursuant to this Section 7.3.1, the remainder of the Membership Interest may not be sold without compliance with all of the transfer provisions set forth in this Agreement, including without limitation Section 7.3.2 and Section 7.3.3.

VII.3.2 *Right of First Refusal.*

(a) If at any time a Selling Member obtains a bona fide written offer for the purchase of all or any portion of such Member's Membership Interest, such Selling Member shall give written notice thereof (the "***Selling Member's Notice***") to the Company, stating: (i) the identity of the proposed transferee and a description of the Membership Interest proposed to be transferred (the "***Offered Interest***"); (ii) the value of the consideration to be received by the Selling Member therefor; and (iii) the other terms and conditions of such transaction, and the Selling Member will offer to sell the Offered Interest to the Company or its designees at the price and on the same terms and conditions as in the Selling Member's Notice.

(b) Upon receipt of the Selling Member's Notice, the Company shall have thirty (30) days to determine whether the Company shall purchase all or a portion of the Offered Interest. The offer to purchase the Offered Interest shall be deemed rejected unless, within thirty (30) days after the receipt of the Selling Member's Notice by the Company, the Company gives the Selling Member a notice of acceptance of the offer to sell all or a portion of the Offered Interest. All decisions made by the Company under this Section 7.3 shall be made by the Board of Managers without participation of the Selling Member (if the Selling Member is a Manager).

(c) If the Board of Managers determines that the Company shall purchase none or less than all of the Offered Interest, the Company shall provide written notice to the other Members (the "***Other Members***") of its receipt of such Selling Member's notice, including a copy thereof, and the availability for purchase by the Other Members of such of the Offered Interest of the Selling Member as to which the Company shall not have exercised its option. The Other Members who desire to purchase some or all of the available Offered Interest shall provide a similar notice in writing to the Selling Member within thirty (30) days after the expiration of the period set forth in Section 7.3.2(b). If more than one Other Member desires to purchase all or a portion of the Offered Interest, then such Other Members will have the right to purchase the Offered Interest (or the portion thereof offered to the Other Members) in proportion to their respective Percentage Interests, or in such other proportion as they may mutually agree.

(d) If the Company and the Other Members each fail to purchase the entire Offered Interest pursuant to the foregoing, then, subject to the requirements of Section 7.5, the Selling Member may sell or otherwise dispose of such of the Offered Interest that is not so

purchased to the proposed transferee on the terms and conditions specified in the Selling Member's Notice within a period of thirty (30) days following the expiration of the time periods during which the Company and its designees and the Other Members were entitled to accept the offer to purchase the Offered Interest. If the Offered Interest shall not be so sold or otherwise disposed of by the Selling Member during such thirty (30) day period, the Offered Interest will again be subject to the restrictions of this Agreement.

VII.3.3 *Drag-Along Right.*

If the Board approves a Sale Transaction in accordance with the provisions of this Agreement, each Member of the Company shall vote in favor of such Sale Transaction and agrees to Transfer its equity interests of the Company in the Sale Transaction on the terms and conditions approved by the Board.

VII.4 Company and Member Action in Aid of Purchase. The Company will, and each Member will cause the Company to, take all such limited liability company action as may be necessary to enable the Company to purchase legally any Membership Interest for which it is required or has agreed to be purchased by it hereunder.

VII.5 Transfer of Interests In General.

VII.5.1 *Conditions to Transfer*. In addition to the other requirements of this Agreement, no Member shall be entitled to Transfer all or any part of such Member's Membership Interest unless all of the following conditions have been met: (i) the Board of Managers shall have approved the Transfer, which approval may be withheld for any reason or no reason; (ii) the Company shall (at its option) have received an attorney's written opinion, in form and substance reasonably satisfactory to the Company, specifying the nature and circumstances of the proposed Transfer, and based on such facts stating that the proposed Transfer will not be in violation of any of the registration provisions of the Securities Act of 1933, as amended, or any applicable state securities laws; (iii) the Company shall have received from the transferee (and the transferee's spouse if such spouse will receive a community property interest in the Membership Interest) a counterpart signature page to, or a written consent to be bound by all of the terms and conditions of, this Agreement; (iv) the Transfer will not result in the loss of any license or regulatory approval or exemption that has been obtained by the Company, or result in a default under or breach or termination of any contract to which the Company is a party, and in each case that is materially useful in the conduct of its business as then being conducted or proposed to be conducted; and (v) the Company is reimbursed upon request for its reasonable expenses in connection with the Transfer.

VII.5.2 *Invalid Transfers*. Transfers in violation of this Agreement shall be null and void ab initio and of no effect whatsoever.

VII.6 Permitted Transfers. A Member may Transfer all or a portion of the economic rights of his Membership Interest (i.e., the assignee shall be entitled to the distributions and allocations which the assigning Member would have been entitled with respect to such Membership Interest) to a Permitted Transferee, provided that such Permitted Transferee shall be entitled only to exercise the assigning Member's other rights under this Agreement, such as the right to vote, upon execution and delivery of a counterpart signature page to this Agreement and

with the approval of the Board of Managers (and if the Board of Managers does not approve the transfer of the voting rights, the Board of Managers will also determine whether the transferor will retain his voting rights as a Member). For purposes of this Agreement, a "***Permitted Transferee***" of a Member means: (i) with respect to any Member other than Thomas Ashley, Thomas Beers and Stephen Lehman, any spouse, sibling, child or grandchild of such Member; (ii) a trust, partnership, limited liability company or corporation of which the Member is an Affiliate; or (iii) any beneficiary of a Member under such Member's will. Any Permitted Transfer of all or any portion of a Member's Membership Interest shall be effective no earlier than the date following the date upon which the requirements of this Agreement have been met.

VII.7 Restrictions Continue After Transfer. After the effective date of any Transfer of all or a portion of a Member's Membership Interest in accordance with this Agreement, the Membership Interest so transferred shall continue to be subject to the terms, provisions and conditions of this Agreement and any further Transfers shall be required to comply with all of the terms, provisions and conditions of this Agreement. Any transferee of a Membership Interest shall take such Membership Interest subject to the restrictions on Transfer imposed by this Agreement.

ARTICLE VIII
DISSOLUTION, LIQUIDATION, AND TERMINATION OF THE COMPANY

VIII.1 Right to Cause Dissolution; Events of Dissolution.

VIII.1.1 No Member shall have the right to, and each Member shall not, cause the winding up of, or dissolution, termination or liquidation of the Company, or to petition a court for the winding up, dissolution, termination or liquidation of the Company. The Company shall not be dissolved by the transfer of a Member's Membership Interest or the admission of additional Members or substitute Members in accordance with the terms of this Agreement.

VIII.1.2 The Company shall be dissolved automatically and its affairs wound up, without further act, upon the happening of the first to occur of the following: (i) the unanimous written consent of the Board of Managers; or (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act, unless the remaining Members vote to continue the Company.

VIII.2 Procedure for Winding Up and Dissolution. If the Company is dissolved, the Board of Managers shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first to creditors of the Company, including Members who are creditors, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof and including the satisfaction of all contingent, conditional and unmatured liabilities of the Company), and then to the Members in accordance with the positive balances of their respective Capital Accounts, after such Capital Accounts have been adjusted to reflect all contributions, distributions, and allocations for all periods (other than distributions under this Section 8.2). Distributions to the Members pursuant to this Section 8.2 shall be made in accordance with Regulations Section 1.704-1(b)(2)(ii)(b)(2).

VIII.3 Intentionally Omitted.

VIII.4 Filing of Certificate of Dissolution. Upon completion of the winding up of the affairs of the Company, the Board of Managers, or other Person(s) winding up the affairs of the Company, shall cause to be filed in the office of, and on a form prescribed by, the Department of State, a certificate of dissolution as provided in the Act.

ARTICLE IX
BOOKS, RECORDS, ACCOUNTING, AND TAX ELECTIONS

IX.1 Maintenance of Books and Records. The Board of Managers shall keep or cause to be kept, at the Company's offices in Flourtown, Pennsylvania, or at such other place as it shall designate in a Notice to the Members, complete and accurate books, records, and financial statements of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books, records, and financial statements of the Company shall be maintained on the cash basis in accordance with GAAP.

IX.2 Financial Statements and Reports. The Board of Managers shall provide the following financial statements and reports to the Members:

IX.2.1 *Annual Financial Statements*. Within ninety (90) days after the end of each Allocation Year, or as soon thereafter as is practicable, the Board of Managers shall provide to the Members unaudited financial statements, including a balance sheet of the Company as of the end of the preceding Allocation Year and related statements of income, cash flow and Members' capital and changes in financial position for such Allocation Year.

IX.2.2 *K-1s*. As soon as practicable after the end of each Allocation Year, but no later than April 30, the Board of Managers shall furnish to the Members Forms K-1 or any similar form as may be required by the Code or the Internal Revenue Service, as well as any similar form which may be required by any state or local taxing authority.

IX.2.3 *Tax Returns and Information*. The Board of Managers shall cause to be prepared tax returns and statements, if any, which must be filed on behalf of the Company with any taxing authority. In addition, the Company shall send or shall cause to be sent to each Member by March 31st of each calendar year, or earlier if required to do so by the Act or any other applicable law: (i) such information as is necessary to complete federal, state and local income tax or information returns, and (ii) a copy of the Company's federal, state and local income tax or information returns for the Allocation Year.

IX.2.4 *Cash Distributions*. At any time a cash distribution is made by the Company, the Board of Managers shall take all actions necessary in order to cause the Company to deliver to the Members a statement in form acceptable to the Board of Managers which indicates in detail the calculation of such distribution by the Company.

IX.3 Annual Accounting Period (Fiscal Year). The annual accounting period or fiscal year of the Company shall be its taxable year. The Company's taxable year shall be the calendar year.

IX.4 Tax Matters.

IX.4.1 The Board of Managers shall select a "***Partnership Representative***", who shall initially be Thomas Ashley, of the Company pursuant to Code Section 6223(a), as amended by the Bipartisan Budget Act of 2015. Any cost or expense incurred by the Partnership Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, will be paid by the Company. The Partnership Representative shall be accountable and report to the Board of Managers and may not file a petition in Tax Court, cause the Company to pay the amount of any tax adjustment to the IRS, or make the election under Code Section 6226 (as amended by the 2015 Act), without the approval of the Board of Managers. Upon an audit subject to this Section 9.4.1, the Members agree to cooperate in good faith, including without limitation by timely providing information reasonably requested by the Partnership Representative and making elections and filing amended returns reasonably requested by the Partnership Representative, and by paying any applicable taxes, interest and penalties. The Company will make the election under Section 6221(b) not to have the partnership audit rules of the Bipartisan Budget Act of 2015 apply to it in any year in which it is eligible to make such election.

IX.4.2 If the Company pays any imputed adjustment amount under Code Section 6225 as amended by the Bipartisan Budget Act of 2015, the Board of Managers shall, in his sole discretion, determine the Member (or former Members) to whom such liability relates and their relative shares of such liability (each share a "***Partnership Tax Share***"). Within sixty (60) days of receiving a final notice from the IRS under Code Section 6225, the Board of Managers shall seek payment from the Members (including any former Member) for their respective Partnership Tax Shares, and each such Member hereby agrees to pay such Member's Partnership Tax Share to the Company, and such amount shall not be treated as a Capital Contribution. Any Partnership Tax Share not paid by a Member (or former Member) within sixty (60) days from the notice provided by the preceding sentence shall be treated as a loan made by the Company to such Member (or former Member) and shall bear interest at an annual rate equal to the Prime Rate published in the *Wall Street Journal* on June 1 and January 1 of each year (or the first day thereafter if not published on such date) plus five percent (5%) (unless such rate exceeds the limit allowed by law, in which case the rate shall be lowered to the maximum amount permitted by law). Further, the Company shall offset a Member's rights to a distribution under Section 6.2.1(b) by such Member's unsatisfied Partnership Tax Share (plus accrued interest under the preceding sentence). Each Member acknowledges that, notwithstanding the transfer of all or any portion of its interest in the Company, it shall remain liable for such Member's Partnership Tax Share related to the Company's Allocation Years prior to such Member's transfer. The obligations of each Member or former Member under this Section 9.4.2 shall survive any transfer or redemption of a Membership Interest and the termination of this Agreement or the dissolution of the Company.

ARTICLE X
GENERAL PROVISIONS

X.1 Notifications. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively, a "***Notice***") required or permitted under this Agreement must be in writing and shall be deemed to have been duly given and received (i) on the date of service,

if a business day, when served personally or sent by electronic mail or facsimile transmission to the party to whom notice is to be given, otherwise on the next business day, or (ii) on the fourth day after mailing, if mailed by first class registered or certified mail when mailed nationally, or by registered airmail when mailed internationally, postage prepaid, and addressed to the party to whom notice is to be given at the address set forth on the Member Schedule, or at the most recent address specified by written notice given to the other Members hereto, or (iii) on the next business day if sent by a nationally or internationally recognized courier for next day service and so addressed and if there is evidence of acceptance by receipt.

X.2 Specific Performance. The Members recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any Member who may be injured (in addition to any other remedies which may be available to that Member) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

X.3 Partition. Each Member irrevocably waives during the term of the Company any right that he or she may have to maintain any action for partition with respect to the property of the Company.

X.4 Complete Agreement; Amendments. This Agreement constitutes the complete and exclusive agreement among the Members and supersedes all prior written and oral agreements, arrangements, statements and representations. Except as expressly provided otherwise herein, any amendment to this Agreement shall be adopted and be effective as an amendment hereto only if approved in writing by all of the Managers. The Board of Managers may amend The Members Schedule hereto at any time and from time to time to reflect the admission or withdrawal of any Member, the change in any Member's Capital Contributions, the change in any Member's Unit allocation or Percentage Interest, or any changes in the Member's addresses, all as contemplated by this Agreement. Notwithstanding the above, pro-rata dilution as a result of mergers, acquisitions, or capital raise, approved by the Board in accordance with the provisions of this Agreement, shall constitute acceptable potential reduction in the Percentage Interest of the Members.

X.5 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to any principles of choice or conflicts of laws (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the Commonwealth of Pennsylvania.

X.6 Disputes.

X.6.1 If a dispute, controversy or claim (a "***Dispute***") arises between the Managers or any of the parties to this Agreement (other than entitling a party to proceed for equitable relief) that relates to: (i) the construction of this Agreement; (ii) the rights or obligations

of a party under this Agreement or (iii) any other matter arising out of or relating to this Agreement, then the parties hereunder will undertake to use all reasonable endeavors to settle the dispute in accordance with this Section 10.6.

X.6.2 Good Faith Resolution. In the event of a Dispute, each Manager or Member (or their applicable representative) that is a subject of the Dispute will prepare a detailed memorandum giving full details of the matter which has become the subject of the Dispute and the reason why the Manager or Member or Member's representative adopted the view and voted in the manner that they did or took the position that they did. The Managers or Members (or their representatives) will have fifteen (15) days (or such longer period as agreed to by the parties) after exchanging such memorandums to meet and discuss their applicable positions. If the Dispute is resolved during this fifteen (15) day period (or such longer period as agreed to by the parties), then the applicable Managers or Members (or their representatives) will execute a statement detailing the resolution, which will be presented to the Board of Managers and entered into the books and records of the Company. If the Dispute is not resolved during this fifteen (15) day period (or such longer period as agreed to by the parties), then the applicable Managers or Members (or their representatives) shall each designate one (1) person who is independent from the Company and not an Affiliate of such Manager or Member (each, a "***Nominee***"), and those two (2) Nominees shall have fifteen (15) days to resolve the Dispute. If the Dispute is not resolved during this fifteen (15) day period (or such longer period as agreed to by the parties), or such Dispute is resolved but the Managers or Members, as the case may be, are not satisfied with the resolution determined by the Nominees, then the applicable Managers or Members (or their representatives) will partake in arbitration as provided for in Section 10.6.3.

X.6.3 Arbitration.

(a) *Submission*. If the Dispute is not resolved within the fifteen (15) day period referenced in Section 10.6.3, either party may deliver written notice to the other party, within five (5) days after the expiration of the fifteen (15)-day period, demanding submission of such Dispute to binding arbitration conducted pursuant to the provisions of this Agreement and the then-current arbitration rules of the JAMS Stream-lined Arbitration Rules and Procedures ("***JAMS Rules***"), except to the extent such rules are inconsistent with the provisions of this Agreement. Even though the arbitrator shall apply the JAMS Rules, the arbitration shall not be required to be conducted by JAMS Arbitration, Mediation and ADR Services ("***JAMS***") if the parties mutually agree that the arbitration may be conducted outside of JAMS.

(b) *Appointment of Arbitrator*. The arbitration shall be conducted by a single arbitrator to be selected through JAMS or otherwise mutually agreed upon by the parties, or if the parties can not so agree, each party shall choose one arbitrator within ten (10) days after delivery of the notice provided in accordance with (i), and the two selected shall choose a third arbitrator within ten (10) days of their appointment to be the arbitrator to hear the Dispute. If the issues of the Dispute involve scientific, technical or commercial matters, the arbitrator chosen hereunder shall have educational training and/or industry experience sufficient to demonstrate a reasonable level of relevant scientific, medical, industry and business knowledge.

(c) *Date/Location/Costs*. The arbitration proceedings shall be held and completed within forty-five (45) days of the selection of the arbitrator, if at all possible, subject to a mutually agreed upon extension. The site of the arbitration shall be within the City of Philadelphia, Pennsylvania, the exact location of which shall be designated by the arbitrator. The non-prevailing party shall pay all reasonable expenses of the arbitration proceeding, including the expenses and fees of the arbitrator, the parties' witnesses and legal counsel of the other party, unless otherwise provided in the arbitration award.

(d) *Interim Relief*. Either party may apply to any court having jurisdiction hereof seeking injunctive relief so as to maintain the status quo until such time as the arbitration award is rendered or the Dispute is otherwise resolved.

(e) *Final Award*. The arbitrational award shall be final and binding upon the parties and may be entered and enforced in any court having competent jurisdiction.

X.7 Binding Provisions. This Agreement is binding upon, and to the limited extent specifically provided herein, inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and assigns.

X.8 Separability of Provisions. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

X.9 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

X.10 Waiver. No failure on the part of any Member to exercise, and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege. In order for any waiver to be effective it shall be in writing and signed by the waiving Member.

X.11 Advice of Counsel. This Agreement has been prepared by the firm of Law Office of Amanda Rae Simon, Esq (the "***Firm***") at the request of the Company. Each of the other parties understands and acknowledges that the Firm serves as counsel to the Company in connection with its formation, this Agreement and its capital raising. Therefore, each of the other parties is hereby expressly advised to obtain independent legal counsel with respect to the matters set forth in this Agreement. Each Member acknowledges that the Firm may now or in the future perform legal services for the Company and/or certain of the Members in matters unrelated to the transactions described in this Agreement, including the representation of the Company and/or such Members in financings and other matters. Accordingly, each Member hereby (a) acknowledges that he, she or it has had an opportunity to ask for information relevant to this disclosure; and (b) gives his, her

or its informed consent to the Firm's representation of the Company and/or the Members in such unrelated matters and to the Firm's representation of the Company in connection with this Agreement and the transactions contemplated hereby.

*   *   *   *   *

00659173.v2
BN 42692175v2

INVINCIBLE
ENTERTAINMENT PARTNERS

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed, as of the date first written above.

COMPANY:

INVINCIBLE ENTERTAINMENT PARTNERS LLC

By: ______________________________
Name: Thomas Ashley
Title: Chief Executive Officer

MEMBERS:

____
Thomas Ashley, as Member

BR-CFL, LLC

By: ______________________________
Name:
Title:

INVINCIBLE
ENTERTAINMENT PARTNERS

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed, as of the date first written above.

COMPANY:

INVINCIBLE ENTERTAINMENT PARTNERS LLC

By: ________________________________
Name: Thomas Ashley
Title: Chief Executive Officer

MEMBERS:

____
Thomas Ashley, as Member

BR-CFL, LLC

By:________________________________
Name: Steve Lehman
Title: Chairman

[Signature Page to Amended and Restated Operating Agreement]

INVINCIBLE
ENTERTAINMENT PARTNERS

COUNTERPART SIGNATURE PAGE

AMENDED AND RESTATED OPERATING AGREEMENT
OF INVINCIBLE ENTERTAINMENT PARTNERS LLC

The undersigned (the "***Member***"), by execution of this Counterpart Signature Page, hereby (a) acknowledges receipt of the Amended and Restated Operating Agreement of INVINCIBLE ENTERTAINMENT PARTNERS LLC, dated effective as of [______], 2020, as it may be amended from time to time (the "***LLC Agreement***"), (b) represents to the other Members that it has read and fully understands the LLC Agreement, (c) that it has had an opportunity to consult with counsel and other advisors before entering into the LLC Agreement, (d) adopts and agrees to all of the terms and conditions set forth in the LLC Agreement, and (e) further authorizes the Board of Managers to attach this Counterpart Signature Page to the LLC Agreement and take such other actions as set forth in the LLC Agreement in order to make the Member a party to the LLC Agreement.

MEMBER:

____
Print Name

____
Signature

____
Title

____
Social Security No. or Employer I.D. No.

To be completed by the Company:

The Member holds: ____________ Common Units.

The Member has made a Capital Contribution of ________________.

Acceptance Date: __________________.

INVINCIBLE ENTERTAINMENT PARTNERS LLC

By: ___________________________
Name:
Title:

INVINCIBLE
ENTERTAINMENT PARTNERS

SCHEDULE I

MEMBER AND MANAGER NAME AND ADDRESS, CAPITAL CONTRIBUTION, NUMBER OF UNITS AND PERCENTAGE INTERESTS FOR MEMBERSHIP INTERESTS OF INVINCIBLE ENTERTAINMENT PARTNERS LLC ("IEP")

As of November 24, 2020

Name and Address of Member	Capital Contribution	Percentage of Supermajority Units of IEP	Percentage of Common Units of IEP	Percentage Interest
Thomas Ashley 712 Bethlehem Pike Flourtown, PA 19031	As set forth in the Company's records	51% (5,100,000)	Zero (0%)	51%
BR-CFL LLC Digiland Campus 2435 N. Naomi St. Burbank, CA 91504 Attention: Stephen Lehman	Contribution of assets per Contribution Agreement	24.5% (2,450,000)	24.5% (2,450,000)	49%
TOTAL:		7,550,000	2,450,000	**100.0%**

1) All of Thomas Ashley's Fifty-one percent (51%) Member Interest of the Company are designated as Supermajority units (i.e. each supermajority unit carries Ten (10) votes).

2) Only Fifty percent (50%) of BR-CFL LLC's Forty-nine percent (49%) Member Interest in the Company are designated as Supermajority units.

3) For the sake of clarity, the remaining Fifty percent (50%) of BR-CFL LLC's Forty-nine percent (49%) Member Interest are designated as Common units (i.e. each common unity carries one (1) vote). For the additional sake of clarity, the foregoing amounts to Twenty-four and one half percent (24.5%) of BR-CFL LLC's total Member Interest designated as Supermajority units, while the remaining Twenty-four and one half (24.5%) of BR-CFL LLC's total Member Interest designated as Common Units.

Name and Address of Managers
Thomas Ashley 712 Bethlehem Pike Flourtown, PA 19031
Steven Lehman c/o CLA 1925 Century Park East, 16th Floor Los Angeles, CA 90067 steveclehman@gmail.com
Thomas Beers DIGILAND Campus 2435 N. Naomi St Burbank, CA 91504

EXHIBIT A

"***Adjusted Capital Account Deficit***" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of any relevant Allocation Year, after giving effect to the following adjustments:

(A) the deficit shall be decreased by the amounts that such Member is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g) and 1.704-2(i)(5); and

(B) the deficit shall be increased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"***Affiliate***" shall mean, with respect to any Person, (i) any other Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any other Person owning or controlling 10% or more of the outstanding voting interests of such Person, (iii) any other Person of which such Person owns or controls 10% or more of the voting interests, or (iv) any officer, director, general partner, manager or trustee of such Person or any Person referred to in clauses (i), (ii) and (iii) above. For purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"***Allocation Year***" shall mean (i) the period commencing on the date of this Agreement and ending on December 31, 2019, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31 or (iii) any portion of the period described in clause (i) or (ii) for which the Company is required to allocate Profits, Losses and any other items of Company income, gain, loss or deduction pursuant to Article VI.

"***Bankruptcy***" shall mean, with respect to any Person: (i) the filing of an application by such Person for, or such Person's consent to, the appointment of a trustee, receiver or custodian of its assets; (ii) the entry of an order for relief with respect to such Person in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (iii) the making by such Person of a general assignment for the benefit of creditors; (iv) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver or custodian of the assets of such Person unless the proceedings and the trustee, receiver or custodian appointed are dismissed within one hundred twenty (120) days; or (v) the failure by such Person generally to pay such Person's debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of such Person's inability to pay its debts as they become due.

“***Capital Account***” shall mean the account to be maintained by the Company for each Member in accordance with the following provisions:

(A) to each Member’s Capital Account there shall be credited such Member’s Capital Contribution, the amount of any Company liabilities assumed by such Member or which are secured by property distributed to such Member, and such Member’s distributive share of Profit and any item in the nature of income or gain specially allocated to such Member pursuant to the provisions of Section 6.4 (other than Section 6.4.3); and

(B) to each Member’s Capital Account there shall be debited the amount of money and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company and such Member’s distributive share of Loss and any item in the nature of expenses or losses specially allocated to such Member pursuant to the provisions of Section 6.4 (other than Section 6.4.3).

If any Membership Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Membership Interest. The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations.

“***Capital Contribution***” shall mean, with respect to any Member, the amount of money and initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Membership Interest held or purchased by such Member.

“***Cause***” means, with respect to any Service Provider: (i) the Service Provider’s engagement in dishonesty, illegal conduct or misconduct, which is, in each case, materially injurious to the Company; (ii) the Service Provider’s embezzlement, misappropriation or fraud, whether or not related to the Service Provider’s engagement by the Company; (iii) the Service Provider’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude; (iv) the Service Provider’s material breach of any material obligation under this Agreement or any other written agreement between the Service Provider and the Company; or (v) any material failure by the Service Provider to comply with the Company’s written policies or rules, as they may be in effect from time to time.

“***Code***” shall mean Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding revenue law.

“***Depreciation***” shall mean, for each Allocation Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Allocation Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Allocation Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax

depreciation, amortization, or other cost recovery deduction for such Allocation Year bears to such beginning adjusted tax basis; *provided*, *however*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Allocation Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

"***Excess Cash Flow***" shall mean, for any Allocation Year, all gross revenues or receipts for such period, from any source whatsoever of the Company (determined on a cash basis), including distributions from any escrow account, less Permitted Expenses for such period.

"***GAAP***" shall mean the United States generally accepted accounting principles, consistently applied.

"***Gross Asset Value***" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(A) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Board of Managers provided that the initial Gross Asset Values of the assets contributed to the Company pursuant to Article V shall be as set forth on Schedule I;

(B) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers as of the following times: (i) the acquisition of an additional Member in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for a Membership Interest in the Company; (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses (i) and (ii) of this paragraph shall be made only if the Board of Managers reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(C) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Board of Managers; and

(D) The Gross Asset Values of any Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (D) of the definition of "Profits" and "Losses" or Section 6.4.4; *provided*, *however*, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (D) to the extent that an adjustment pursuant to subparagraph (B) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (D).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (B) or (D), such Gross Asset Value shall thereafter be adjusted by Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"***Majority Interest***" shall mean, in connection with any vote, approval or consent of the Members, the affirmative vote, approval or consent of Members holding more than 50% of the voting interests.

"***Manager***" shall mean any Person serving at the time on the Board of Managers as a manager of the Company as provided in this Agreement.

"***Members***" and each, a "***Member,***" shall mean each Person who (i) is identified as a Member on Schedule I, has been admitted to the Company as a Member in accordance with this Agreement, or is a successor or an assignee who has become a Member in accordance with Article VII, and (ii) has not withdrawn, been removed or, if other than an individual, dissolved.

"***Member Nonrecourse Debt***" shall have the meaning ascribed to the term "partner nonrecourse debt" in Regulations Section 1.704-2(b)(4).

"***Member Nonrecourse Debt Minimum Gain***" shall have the meaning ascribed to the term "partner nonrecourse debt minimum gain" in Regulations Section 1.704-2(i)(2) and determined in accordance with Regulations Section 1.704-2(i)(3).

"***Member Nonrecourse Deductions***" shall mean any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulations Section 1.704-2(i).

"***Membership Interest***" shall mean the entire legal and equitable ownership interest of a Member in the Company at any particular time, including (if and only if the same is provided for hereunder) the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision or action of or by the Members granted pursuant to the terms and provisions of this Agreement or the Act.

"***Minimum Gain***" shall have the meaning ascribed to the term "partnership minimum gain" in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"***Negative Capital Account***" shall mean a Capital Account with a balance of less than zero.

"***Nonrecourse Deductions***" shall have the meaning ascribed to it in Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulations Section 1.704-2(c).

"***Percentage Interest***" shall mean, for any Member, the percentage obtained by dividing the number of Units allocated to such Member by the aggregate number of Units allocated to all Members. Except as otherwise specifically provided in this Agreement, the Percentage Interests

of the Members shall be adjusted upon the admission of a Member, the withdrawal of a Member or any other event that alters the number of Units allocated to any Member.

"***Permitted Expenses***" shall mean all costs (capital, operating and otherwise) of the Company during an Allocation Year, determined on the basis of sound cash basis accounting practices applied on a consistent basis (including reasonable reserves for known or reasonably foreseeable future expenses as determined by the Board of Managers, but excluding depreciation, amortization and any other non-cash deductions of the Company for income tax purposes).

"***Person***" shall mean an individual, a company, a corporation, a partnership, a limited liability company, a business trust, a joint stock company, a trust, an unincorporated association, a joint venture or any other entity of whatever nature.

"***Positive Capital Account***" shall mean a Capital Account with a balance greater than zero.

"***Presumed Tax Liability***" shall mean, for any Member for an Allocation Year, the aggregate amount of taxable income (including any tax items required to be separately stated under Section 703 of the Code) allocated to such Member within such Allocation Year pursuant to this Agreement, multiplied by (i) for a Member that is an individual, the combined federal, state and local income tax rates applicable during the Allocation Year for computing regular ordinary income tax liabilities (without reference to minimum taxes, alternative minimum taxes, or income tax surcharges) of a natural person residing in the highest bracket of taxable income in Philadelphia, Pennsylvania, or (ii) for a Member that is a corporation (other than an S corporation as defined in Section 1361 of the Code), the combined maximum state, federal and local income tax rates, adjusted for the federal deduction for state income taxes, applicable during the Allocation Year for a corporation domiciled in Philadelphia, Pennsylvania.

"***Prime Rate***" shall mean a varying rate per annum that is equal to the interest rate published by *The Wall Street Journal* from time to time as the prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate.

"***Profit***" and "***Loss***" shall mean, for each Allocation Year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(A) all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(B) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(C) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(D) in the event that the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (B) or (C) above within the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profit or Loss;

(E) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding the fact that the Gross Asset Value differs from the adjusted basis of the property for federal income tax purposes;

(F) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the Depreciation for such Allocation Year, computed in accordance with the definition of Depreciation;

(G) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Account as a result of a distribution other than in complete liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profit or Loss; and

(H) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 6.4 of this Agreement shall not be taken into account in computing Profit or Loss.

"***Service Provider***" means any Member who performs substantial and substantive services to or for the benefit of the Company, whether as an employee, officer, manager, consultant, independent contractor or in any other capacity.

"***Transfer***" shall mean the sale, gift, assignment, pledge, grant of a security interest or other transfer, whether voluntarily or involuntarily (including by operation of law, on account of any Bankruptcy or other proceeding, judicial sale, divorce decree or otherwise), by a Member or its Affiliate of (i) all or any part of its Membership Interest or (ii) any other interest or rights in or granted by this Agreement, or the act of making such Transfer, as the context may require.

"***Unit***" or "***Units***" shall mean the unit or units issued to a Member under the terms of this Agreement as set forth on Schedule I, as amended from time to time, for purposes of determining such Member's Percentage Interest and/or as set forth in a subscription agreement or other agreement accepted and approved by the Board of Managers.

"***Unreturned Capital Balance***" shall mean as to a Member and its Units, the Capital Contributions made with respect to such Units, thereafter reduced (but not below zero (-0-)) by the aggregate amount of cash and the aggregate Gross Asset Value of any items of Company property distributed pursuant to Section 6.2.1(a) with respect to the Member's Units, other than distributions made pursuant to Section 6.1 on account of such Member's Tax Distributions. In the event that

any Member Transfers any portion of its Units in accordance with the terms of this Agreement, such Member's transferee shall succeed to such Member's Unreturned Capital Balance to the extent it relates to such transferred Units.

AMENDMENT I
TO
AMENDED AND RESTATED OPERATING AGREEMENT
INVINCIBLE ENTERTAINMENT PARTNERS LLC
LIMITED LIABILITY COMPANY AGREEMENT

This amendment modifies the Amended and Restated Operating Agreement dated November 24, 2020 (hereafter, "Agreement").

It is hereby agreed between the parties as follows:

1. Section III.2 shall be deleted and replaced with the following:

"Units. The Membership Interests of the Company shall be represented by Units. The Units are hereby delineated into and designated as THREE classes of Units: Class A Preferred Units ("Preferred A"), Class B Preferred Units ("Preferred B") and Common Units ("Common"). Preferred A holds voting rights on a ten-to-one ratio wherein each unit represents ten (10) votes. Preferred B holds voting rights on a one-to-one ratio wherein each unit represents one (1) vote. Preferred A and Preferred B both hold liquidation preference on a pari passu basis. Common holds voting rights on a one-to-one ratio wherein each unit of Common represents one vote. There shall be 20,000,000 units authorized, 7,370,300 is Preferred A; 2,629,700 is Preferred B; and 10,450,000 is Common. Herein, and as set forth in Schedule I, as amended, only Thomas Ashley and BR-CFL LLC ("***BR***") hold Preferred A units, which shall remain unchanged unless the Managers unanimously vote otherwise. Each Unit shall have the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions, if any, as set forth in the

Agreement. The Company may, but is not required to, in the sole discretion of the Board of Managers, memorialize the issued and outstanding Units through written certificates in a form selected by the Board of Managers. The name, address, Capital Contribution, Unit allocation and Percentage Interest of each Member shall be as set forth on Schedule I attached hereto (the "***Members Schedule***"), as the same may be amended from time to time in accordance with the Agreement. Notwithstanding the foregoing, the Members Schedule is included herein for the reference of the Members and shall not be deemed conclusive evidence of the then-current information with respect to the Members. Notwithstanding anything contained in this Agreement, the authorization and issuance of additional equity to BR in accordance with and pursuant to Article IX of the Contribution Agreement entered into between BR and the Company of November, 2020 shall continue to be deemed approved by the Board and Members of this Agreement, as applicable.

2. Schedule I shall be deleted and replaced with the following:

   See Schedule I, attached hereto and made part hereof.

3. All other terms and conditions of the Agreement shall remain unchanged.

ACCEPTED AND AGREED TO BY:

MEMBERS:

____
Thomas Ashley, as Member

BR-CFL LLC

By: ___________________________________
Name: Steve Lehman
Title: Chairman

Schedule I

MEMBER AND MANAGER NAME AND ADDRESS, CAPITAL CONTRIBUTION, NUMBER OF UNITS AND PERCENTAGE INTERESTS FOR MEMBERSHIP INTERESTS OF INVINCIBLE ENTERTAINMENT PARTNERS LLC ("IEP") MEMBER AND MANAGER NAME AND ADDRESS, CAPITAL CONTRIBUTION, NUMBER OF UNITS AND PERCENTAGE INTERESTS FOR MEMBERSHIP INTERESTS OF INVINCIBLE ENTERTAINMENT PARTNERS LLC ("IEP")

Name and Address of Member	Capital Contribution	Percentage of Preferred A Units of IEP	Percentage of Preferred B Units of IEP	Percentage of Common Units of IEP	Percentage Interest
Thomas Ashley 712 Bethlehem Pike Flourtown, PA 19031	As set forth in the Company's records	49.2% (4,920,300)	Zero (0%)	Zero (0%)	49.2%
BR-CFL LLC Digiland Campus 2435 N. Naomi St. Burbank, CA 91504 Attention: Stephen Lehman	Contribution of assets per Contribution Agreement	24.5% (2,450,000)	Zero (0%)	24.5% (2,450,000)	49%
4 Aces Entertainment 3 Wingate Court Flourtown, PA 19031	$599,000	Zero (0%)	1.8% (179,700)	Zero (0%)	1.8%
TOTAL:		7,370,300	179,700	2,450,000	**100.0%**

Name and Address of Managers
Thomas Ashley 712 Bethlehem Pike Flourtown, PA 19031
Steven Lehman c/o CLA 1925 Century Park East, 16th Floor Los Angeles, CA 90067 steveclehman@gmail.com
Thomas Beers DIGILAND Campus 2435 N. Naomi St Burbank, CA 91504